1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

December 20, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Tracey Smith

Re:	Belden Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-12561

Dear Ms. Smith:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 26, 2013. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 21

1.	We note from disclosures in your risk factors on pages 10, 12 and 18 and on page 19 of MD&A that management is focused on capturing market share. In future filings, please include a discussion and analysis that is consistent with the information used by management to monitor your market share along with disclosure of the material factors contributing to material changes in your market share. This discussion and analysis should be linked to changes in unit sales volume discussion and analysis for revenue. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Response:

In future filings, we will include a discussion and analysis of our market share, along with disclosure of the material factors contributing to material changes in our market share. We will link this analysis to our discussion of changes in unit sales volume and revenues. We note, however, that market share statistics are not always available and can be imprecise. As a result, there may be instances where we do not provide quantitative comparisons because of the imprecision of the data even though we qualitatively are entirely comfortable with the statements being made because of market expertise and feedback.

2.	In future filings, please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. Examples of factors disclosed without quantification include:

•	The contribution of (a) acquisitions; (b) improved productivity; (c) increased sales of higher margin products; and (d) decline in revenues to 2012 consolidated gross profit.

•	The contribution of (a) acquisitions; (b) increased severance and restructuring charges; and (c) productivity improvements to 2012 consolidated selling, general and administrative expenses.

Securities and Exchange Commission

December 20, 2013

•	The contribution of the increase in volume in the Americas segment to the change in 2012 Americas total revenues.

•	The contribution of the factors causing the decline in 2012 revenues for the EMEA and Asia Pacific segments.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and revenues and operating income for each period presented at the segment level. We note, however, that some of the factors, while clearly apparent to management and describable qualitatively, are not readily quantified with the level of precision necessary for disclosure of the quantification in an SEC filing. While we will quantify as many factors as practical, there may remain some factors that are better discussed qualitatively.

3.	In future filings, please ensure that your discussion and analysis of segment operating income provides investors with an understanding of all material factors contributing to the change in margin. For example, your discussion and analysis of the EMEA segment’s operating income for 2012 addresses the asset impairment charges and severance and other restructuring costs. If these costs were eliminated, operating income margin for 2012 would have been 16% compared to 14.3% for 2011. It is unclear how your discussion and analysis provides investors with an understanding of the facts and circumstances causing the increase in operating income margin after considering the negative impacts of the impairment charges and restructuring activities. The Americas and Asia Pacific segments had a similar lack of discussion and analysis. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Response:

In future filings, we will expand our discussion and analysis of each segment’s operating income to provide additional information of all material factors contributing to the changes in each segment’s operating income.

4.	We note your discussion and analysis of income tax benefit/(expense) for fiscal years 2012 and 2011 on page 22. Based on your effective tax rate reconciliation within Note 14, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in your discussion and analysis in future filings, including the state & local tax difference; foreign tax differences, and the domestic permanent differences and tax credits. Please provide us with a draft of the disclosure that you intend to include in your next Form 10-K, or provide us with a comprehensive explanation as to why an analysis of these three additional areas are not material to income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

December 20, 2013

Response:

In future filings, our discussion and analysis of income tax expense within MD&A will address all material factors that result in a difference between our effective tax rate and the amount determined by applying the applicable statutory United States tax rate of 35% for the period.

Such disclosure would have appeared as follows in our 2012 Form 10-K. (The disclosure noted below also incorporates revisions based on our response to Comment 12 within this letter):

We recognized an income tax benefit of $38.2 million in 2012, compared to income tax expense of $16.8 million in 2011. Our income tax benefit in 2012 included two significant discrete items. First, we recorded a $21.0 million tax benefit related to the settlement of a tax sharing agreement with Cooper Industries. Second, we recorded a $9.5 million tax benefit due to the net changes in deferred tax asset valuation allowances, primarily in foreign jurisdictions. Income tax expense for 2011 also included two significant discrete items, an $8.0 million tax benefit due to the net changes in deferred tax asset valuation allowances, primarily in foreign jurisdictions, and a $1.3 million tax benefit due to the reduction of our reserve for uncertain tax positions, primarily due to the settlement of a foreign tax audit.

In addition to the discrete tax items noted above, our effective tax rates for 2012 and 2011 were different from the statutory United States tax rate of 35% due to several factors. First, the statutory tax rates associated with our foreign earnings generally are lower than the statutory United States tax rate. Second, certain domestic permanent differences and tax credits can negatively or positively impact our effective tax rate. For example, in 2012 our effective tax rate was negatively impacted by domestic permanent differences that primarily related to certain foreign income that was taxable in the United States as of December 31, 2012. Conversely, in 2011 our effective tax rate benefited from certain domestic permanent differences and tax credits, primarily for taxes paid in foreign jurisdictions on income that is also taxable in the United States. Third, state and local income taxes in the United States can negatively or positively impact our effective tax rate.

Our effective tax rate in future periods may be impacted by many factors, including our geographic mix of income. See further discussion in Part 1, Item 1A, Risk Factors, under “We may experience significant variability in our quarterly and annual effective tax rate which would affect our reported net income.”

Critical Accounting Estimates, page 28

Deferred Tax Assets, page 29

5.	We note that you reduced your valuation allowance for deferred tax assets during fiscal years 2012 and 2011 by $13.4 million and $8 million, respectively. Considering the materiality of the tax benefit to income from continuing operations, please include a discussion and analysis of the specific deferred tax assets the change in valuation allowance relates, and the specific positive and negative evidence considered for each deferred tax asset. We further note that you continue to maintain a valuation allowance of $7.5 million as of December 31, 2012. Please disclose the specific deferred tax assets that the valuation allowance relates and the specific positive and negative evidence considered when concluding that realizability of these deferred tax assets remains not more likely than not. Please provide us with the disclosures you would have included in your 2012 Form 10-K in response to this comment.

Securities and Exchange Commission

December 20, 2013

Response:

In light of SEC guidance with respect to the content of critical accounting estimates, we do not think that our critical accounting estimates section is the optimal place to provide detail on historical changes in these amounts. However, in future Form 10-K filings, when we have material changes to our deferred tax asset valuation allowance, we will include within our MD&A tax discussion a discussion and analysis of the specific deferred tax assets related to the change in valuation allowance, and the specific positive and negative evidence considered for each deferred tax asset. Additionally, in future Form 10-K filings, we will disclose the specific deferred tax assets related to any material valuation allowance and the specific positive and negative evidence considered when concluding that realizability of those deferred tax assets is not more likely than not. We would expect to include this disclosure only where different, but reasonable, alternative judgments would yield a materially different outcome.

Such disclosure would have appeared substantially as follows in our 2012 Form 10-K, and we will include similar disclosure, with any appropriate updates, in our next Form 10-K. (The disclosure noted below also incorporates revisions based on our response to Comment 12 within this letter):

In 2012, we recorded a net income tax benefit of $9.5 million due to changes in valuation allowances in foreign and domestic jurisdictions. The most significant change was a reduction of the valuation allowance related to deferred tax assets for net operating losses in the Netherlands of $11.7 million. We reduced the valuation allowance in the Netherlands because the weight of evidence regarding the future realizability of the deferred tax assets had become predominately positive and realization of the deferred tax assets was more likely than not. The positive evidence considered in our assessment of the realizability of the deferred tax assets included: 1) the generation by the business of income in 2011 and 2012, with a significant increase year-over-year, due in part to operational changes in the business that improved profitability, such as headcount and other cost reductions, improvements in logistics and procurement processes, and on-going productivity initiatives; 2) the implementation of tax planning strategies surrounding acquisition financing that will generate increased future income in the Netherlands; and 3) the implementation of other tax planning strategies surrounding intercompany activities that will generate additional income in the Netherlands in future years. The negative evidence considered included historical losses in the Netherlands in 2010 and certain prior years.

During 2012, we also reduced valuation allowances related to deferred tax assets for net operating losses in the United States of $1.2 million and Canada of $0.5 million, and we recorded valuation allowances of $3.9 million related to deferred tax assets for net operating losses in Asia, primarily China and Hong Kong. These changes to our valuation allowances were made based on our assessments of the realizability of those deferred tax assets, giving consideration to all available evidence, including all future sources of income in the applicable jurisdictions.

As of December 31, 2012, we maintained a valuation allowance on our deferred tax assets of $7.5 million. The most significant component of the valuation allowance was $4.7 million of deferred tax assets for certain United States state net operating losses and tax credits. While we have positive evidence in the form of projected sources of income, we determined that these assets were not realizable as of December 31, 2012 due to a history of net operating losses and tax credits expiring without being utilized and because the current forecast of income was not sufficient to utilize all of these net operating losses and tax credits prior to expiration.

Securities and Exchange Commission

December 20, 2013

Long-Lived Assets, page 30

6.	In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response:

In future filings, we will disclose the level at which we assess impairment of our long-lived assets, including a description of the specific lowest identifiable levels for which there are independent cash flows.

Note 1: Basis of Presentation, page 41

Foreign Currency, page 41

7.	In future filings, please disclose your accounting policy for determining the functional currency of your foreign subsidiaries, including whether you have concluded that the local currency for any material subsidiaries is not the functional currency.

Response:

In future filings, we will disclose our accounting policy for determining the functional currency of our foreign subsidiaries, including whether we have concluded that the local currency for any material subsidiary is not the functional currency.

Note 3: Acquisitions, page 48

8.	In future filings, please expand your disclosures to provide acquired business-specific factors that make up the goodwill recognized from each of your material acquisitions. For example, you attribute the goodwill from your acquisition of PPC Broadband, Inc., which is 53% of the total purchase price, to expected synergies and the assembled workforce. These two factors are the exact same factors you attribute to the goodwill recognized from Miranda Technologies Inc., Thomas & Betts Communications Business, and GarrettCom, Inc. Expanded disclosure would explain what the specific synergies will be; what the expected growth would be from (i.e., new product line, new customers, new geographic location, etc.); and what the assembled workforce represents. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

Response:

In future filings, we will expand our disclosures to provide acquired business-specific factors that make up the goodwill recognized from each of our material acquisitions, including a specific description of any future synergies and what the assembled workforce represents.

Note 5: Operating Segments and Geographic Information, page 56

9.	In future filings, please disclose revenues from external customers and assets at the individual country level in accordance with ASC 280-10-50-41. If you do not believe any individual country other than the United States is material, please provide us with revenues and assets by country for each period presented and provide us with an explanation as to how you determined that no other country is material.

Securities and Exchange Commission

December 20, 2013

Response:

In future filings, we will disclose revenues from external customers and assets at the individual country level for the United States and each other material country.

Note 10: Intangible Assets, page 63

10.	We note that you have allocated $119.8 million of goodwill to corporate as of December 31, 2012. We further note your disclosure in Note 5 in which you note there is goodwill that has been unallocated and corporate is not an operating segment. Please tell us how your accounting for the $119.8 million of goodwill complies with the guidance in ASC 350-20-35-41. Please also provide us with a comprehensive discussion as to how you tested this goodwill for impairment during fiscal year 2012. To help us understand your accounting for goodwill and testing for impairment, please provide us your allocation of goodwill to your reporting units by operating segment as of December 31, 2012, and September 29, 2013.

Response:

For the purpose of testing goodwill for impairment, the $119.8 million of goodwill disclosed as corporate goodwill as of December 31, 2012 was, and always has been, assigned to reporting units in accordance with the guidance in ASC 350-20-35-41. Our allocation of goodwill to our reporting units by operating segment as of December 31, 2012 is summarized in the following table (in thousands):

Segment	Reporting Unit	Total Goodwill Assigned	Corporate Goodwill Included in Goodwill Assigned
Americas	Alpha	$75,242	$34,504
Americas	Belden Americas	159,881	65,008
Americas	West Penn	2,500	2,500
Americas	Poliron	10,379	—
Americas	Miranda	165,389	—
Americas	PPC	277,187	—
EMEA	MCS	3,255	—
EMEA	ICOS	23,436	—
EMEA	INET	43,637	—
Asia Pacific	IBG	17,802	17,802

	Total	$778,708	$119,814

All of our goodwill was subject to our annual goodwill impairment testing process in accordance with ASC 350. As part of that process for 2012, we prepared a qualitative assessment for our Alpha, Belden Americas, and IBG reporting units (quantitative assessments for these reporting units were performed in 2011). In those qualitative assessments, we concluded that it was more likely than not that the fair value of the reporting unit was more than its carrying amount. Therefore, we did not proceed to “Step 1” of the ASC 350 impairment testing process for those three reporting units. We prepared a quantitative “Step 1” test of our West Penn reporting unit, and we determined that the fair value of West Penn was significantly in excess of its carrying value as of our goodwill impairment testing date.

Securities and Exchange Commission

December 20, 2013

For our 2012 goodwill impairment test, we also prepared qualitative assessments of our MCS, ICOS, and INET reporting units, and we prepared quantitative assessments of our Miranda and Poliron reporting units. We acquired the PPC reporting unit subsequent to our impairment testing date. These reporting units did not have any of the goodwill characterized as corporate goodwill assigned to them because we acquired them subsequent to the acquisition that resulted in corporate goodwill.

In future filings, we will revise our disclosures in Notes 5 and 10 to indicate that corporate goodwill is allocated for purposes of goodwill impairment testing.

Consistent with our goodwill allocation by reporting unit as of December 31, 2012 and the accounting guidance in ASC 350-20-35-41, all of our goodwill as of September 29, 2013 has been assigned to a reporting unit utilized by the operating segments.

Note 11: Accounts Payable and Accrued Liabilities, page 65

11.	We note that you recognized $17.9 million related to restructuring actions implemented during fiscal year 2012, which is 16% of operating income. In future filings, please expand your disclosures for your fiscal year 2012 restructuring actions and any future material restructuring actions to provide a description of the exit or disposal activity including the facts and circumstances leading to the expected activity as required by ASC 420-10-50-1.a. Please also expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response:

In future filings, we will expand our disclosures of material restructuring actions to provide a description of the exit or disposal activity including the facts and circumstances leading to the expected activity. Where material, we will also expand our disclosures within MD&A to quantify the impact the restructuring activities have on our operating income and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. Where material, we will disclose if the anticipated savings were not achieved as expected or if they were achieved in periods other than as expected, including the reasons for the differences and the future effects on operating results and cash flows.

Note 14: Income Taxes, page 68

12.	We note your discussion and analysis of your tax benefit for fiscal year 2012 on page 22, in which you note that the tax benefit from the $30 million settlement of the tax sharing agreement with Cooper Industries was $21 million. However, your effective tax rate reconciliation indicates the tax benefit was $19.9 million. Further, on page 22, you indicate that the tax benefit for the reduction of the valuation allowance was $13.4 million. However, your effective tax rate reconciliation indicates the tax benefit was $9.5 million. Please advise and provide us with a revised effective tax rate reconciliation to the extent necessary.

Securities and Exchange Commission

December 20, 2013

Response:

The $21 million tax benefit in 2012 due to the settlement of the tax sharing agreement with Cooper Industries disclosed on page 22 included both the impact of the U.S. federal taxes (approximately $19.9 million of tax benefit) and U.S. state taxes (approximately $1.1 million of tax benefit). In our effective tax rate reconciliation on page 69, the line item labeled “Cooper liability settlement” only included the U.S. federal tax benefit. Because it was less significant, the state income tax benefit was included in the line item labeled “State and local income taxes” in the effective tax rate reconciliation of page 69. In future filings, we will revise our presentation of the 2012 effective tax rate to ensure that both the state and federal tax benefit due to the tax settlement with Cooper Industries is included in one line item. Such effective tax rate reconciliation will appear substantially as follows, with any appropriate updates:

Year Ended December 31, 2012
Effective income tax rate reconciliation from continuing operations:
United States federal statutory rate	35.0%
State and local income taxes	(10.7%)
Impact of change in deferred tax asset valuation allowance	(187.8%)
Impact of change in tax contingencies	3.3%
Foreign income tax rate differences	(278.1%)
Federal and state impact of Cooper liability settlement	(416.5%)
Domestic permanent differences & tax credits	97.3%

(757.5%)

The $13.4 million tax benefit for the reduction of valuation allowances disclosed on page 22 represented the gross reduction of valuation allowances on deferred tax assets for 2012. In our effective tax rate reconciliation on page 69, the line item labeled “Impact of change in deferred tax asset valuation allowance” represented the net change in valuation allowances for the year, which consisted of reductions of valuation allowances of $13.4 million and increases in valuation allowances of $3.9 million, for a net change in valuation allowances of $9.5 million.

In future filings, where material, we will describe the valuation allowance changes for the year. The disclosures included in our responses to Comments 4 and 5 within this letter reflect this revision.

13.	We note that you have $211.4 million of net operating loss carryforwards and $49.0 million of tax credit carryforwards. Please tell us and disclose in future filings the jurisdictions and the corresponding amounts that relate to the net operating loss carryforwards and tax credit carryforwards.

Response:

In future filings, we will disclose the jurisdiction and corresponding amounts that relate to our net operating loss carryforwards and tax credit carryforwards. Such disclosure will appear substantially as follows, with any appropriate updates:

Securities and Exchange Commission

December 20, 2013

The following tables summarize our net operating loss carryforwards and tax credit carryforwards as of December 31, 2012 by jurisdiction:

December 31, 2012
Net Operating Loss Carryforwards
(In thousands)
United States - various states	$102,684
Netherlands	59,865
Australia	19,531
Germany	15,366
Other	13,969

Total net operating loss carryforwards	$211,415

Tax Credit Carryforwards
(In thousands)
United States	$32,483
Canada	16,515

Total	$48,998

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8000.

Sincerely,

/s/ Henk Derksen
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer